Filed Pursuant to Rule 433

Registration No. 333-185228

Homeowners Choice, Inc.

$35,000,000

8.00% Senior Notes Due 2020

Final Terms and Conditions

Issuer:	Homeowners Choice, Inc

Type of Security:	Senior Notes

Principal Amount:	$35,000,000

Over-allotment Option:	$5,250,000

Trade Date:	January 10, 2013

Settlement Date (T+5):	January 17, 2013

Final Maturity:	January 30, 2020

Interest Rate:	8.00%

Price to Investors:	$25 per Note

Underwriters’ Discount:	$1,050,000

Net proceeds to Issuer (before expenses):	$33,950,000

Interest Payment Dates:	January 30, April 30, July 30 and October 30 of each year, commencing on April 30, 2013.

Redemption Provision:	Redeemable, at the Issuer’s option, in whole or in part at any time or from time to time on or after January 30, 2016 at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest to the redemption date.

Denominations:	$25 minimum denominations and $25 integral multiples in excess thereof.

Exchange[1]:	The Issuer intends to apply to list the Notes on the New York Stock Exchange under the symbol “HCJ”. If the application is approved, the Issuer expects trading in the Notes on the NYSE to begin within 30 days after the settlement date.

[1]	This represents a change from the preliminary prospectus supplement dated January 9, 2013, which stated that the Issuer intended to apply to list the Notes on the NASDAQ Global Market.

CUSIP/ISIN:	43741E 400 / US43741E4008

Sole Book-Running Manager:	Sterne, Agee & Leach, Inc.

Co-Lead Managers:	Wunderlich Securities, Inc. and Incapital LLC

Co-Managers:	JMP Securities LLC Gilford Securities Incorporated J.J.B. Hilliard, W.L. Lyons, LLC Maxim Group LLC

The Issuer has filed a registration statement (including a prospectus supplement) on Form S-3 (File No. 333- 185228) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the accompanying base prospectus in the registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you can request a copy of the prospectus supplement and the accompanying base prospectus from Sterne, Agee & Leach, Inc., 277 Park Avenue, 24th Floor, New York, NY 10172, by calling (212) 338-4708, sending a request via facsimile at (205) 414-6373 or by email at syndicate@sterneagee.com.